OURNETT HOLDINGS, INC.

500 Fifth Avenue, Suite 1420

New York, New York 10110

212-986-154

March 14, 2014

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Dundas, Attorney-Advisor

Re:	Ournett Holdings, Inc.
Registration Statement on Form S-1
File No. 333-192415

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”),Ournett Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Tuesday March 18, 2014, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OURNETT HOLDINGS, INC.

By:	/s/ Fernando Koatz
Name:	Fernando Koatz
Title:	CFO and Secretary